UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Guess?, Inc. (Name of Issuer)

Common Stock
(Title of Class of Securities)
401617 10 5
(CUSIP Number)
Maurice Marciano
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021
(213) 765-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2019 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 401617 10 5

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Maurice Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
	Item 2(d)	☐
	Item 2(e)	☐

6.	Citizenship or Place of Organization Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 10,322,758

		8.	Shared Voting Power None

		9.	Sole Dispositive Power 11,657,449

		10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,167,120*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.0%*

14.	Type of Reporting Person (See Instructions) IN
______________________
* Includes shares which are also deemed to be beneficially owned by Maurice Marciano’s brother, Paul Marciano, and includable in reports on Schedule 13G filed by Paul Marciano. If the potential double counting were eliminated, Maurice Marciano would be deemed to beneficially own 16.2% of the shares that would be outstanding.

This Amendment No. 15 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Maurice Marciano with the Securities and Exchange Commission on June 10, 2003, as amended by filings on June 21, 2004, July 8, 2004, October 21, 2004, May 15, 2006, February 20, 2007, July 23, 2007, October 18, 2007, April 23, 2008, January 29, 2010, April 27, 2010, August 8, 2011, September 19, 2012, February 6, 2014 and August 5, 2014. Capitalized terms used in this Amendment No. 15 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.
This Amendment No. 15 is being made to reflect an increase in the percentage of shares of Guess?, Inc. beneficially owned by Maurice Marciano, due primarily to a reduction in the total number of Guess?, Inc. shares outstanding as a result of share repurchases by Guess?, Inc. Except as otherwise set forth herein, this Amendment No. 15 does not modify any of the information previously reported by Maurice Marciano in the Schedule 13D as amended to date.

Item 5.    Interest in Securities of the Issuer

(a) As of May 13, 2019, Maurice Marciano may be deemed to beneficially own 12,167,120 shares of Common Stock which represents 17.0% of the 71,773,341 shares of the Common Stock that would be outstanding if he were to exercise all options exercisable within 60 days. Of these shares, the following shares are also includable in Section 13 reports by his brother, Paul Marciano: 1,844,362 shares as a result of Paul Marciano’s sole voting power over such shares, and 509,671 shares as a result of Paul Marciano’s sole investment power over such shares. If the 509,671 shares included in this Schedule and includable in the Section 13 reports by Paul Marciano in which Maurice Marciano holds no pecuniary interest are subtracted to eliminate double counting, Maurice Marciano would be deemed to beneficially own 16.2% of such outstanding shares. As of May 7, 2019, there were 71,672,866 shares of Common Stock outstanding, as reported in the Proxy Statement on Schedule 14A of the Issuer filed on May 13, 2019.

(b) The 12,167,120 shares that may be deemed to be beneficially owned by Maurice Marciano, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, are held as follows:

Manner of Holding	Number of Shares		Voting Power	Investment Power
Direct	9,174		Sole	Sole
As sole trustee of Maurice Marciano Trust	4,588,913		Sole	Sole
As sole trustee of Maurice Marciano Gift Trust FBO Caroline Marciano	70		Sole	Sole
As investment adviser of the Maurice Marciano Special Exempt Trust	349,491		None	Sole
As member of Carolem Capital, LLC	1,500,000		Sole as to 375,000 None as to remainder	Sole
As trustee of members of G Financial Holdings, LLC	170,666	*	Sole	None
As trustee of a member of G Financial Holdings II, LLC	339,005	*	Sole	None
As an investment director of Next Step Capital, LLC and a fiduciary of a member thereof	103,801		Sole as to 11,400 None as to remainder	Sole
As a member of Next Step Capital II, LLC	554,940		Sole as to 277,470 None as to remainder	Sole
As president of Maurice Marciano Family Foundation	50,000	**	Sole	Sole
As a member of MM CRUT, LLC	2,000,000		Sole	Sole
As sole trustee of Maurice Marciano Charitable Remainder Unitrust II	2,000,000		Sole	Sole
As trustee of G2 Trust***	264,384		Sole	Sole
As trustee of Exempt G2 Trust***	136,201		Sole	Sole
Exercisable options	100,475		Sole	Sole
______________________
* Maurice Marciano has no pecuniary interest in these shares. Because investment power over all shares held by this entity is held by his brother, Paul Marciano, all of these shares also may be deemed to be beneficially owned by Paul Marciano.

** Maurice Marciano has no pecuniary interest in these shares, which are owned by a charitable trust.

*** Maurice Marciano disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(c) During the past sixty days, Maurice Marciano has not acquired or disposed of any shares of Common Stock of Guess?, Inc. This Amendment No. 15 is being made to reflect an increase in the percentage of shares of Guess?, Inc. beneficially owned by Maurice Marciano, due primarily to a reduction in the total number of Guess?, Inc. shares outstanding as a result of share repurchases by Guess?, Inc.

(d) Except as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2019

/s/ Maurice Marciano
MAURICE MARCIANO

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